02041222

FORM 6-K

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**



Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the period from May 8, 2002 to June 10, 2002

Metallica Resources Inc.
*(Translation of registrant's name into English)*

36 Toronto Street, Suite 1000
Toronto, Ontario M5C 2C5 Canada
*(Address of principal executive office)*

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ________



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALLICA RESOURCES INC.

By: ______________________

Name: Bradley J. Blacketor
Title: Chief Financial Officer

Dated: June 10, 2002

The following attached documents are filed under this Form 6-K:

| | |
|---|---|
| Exhibit A: | First Quarter Report to Shareholders dated May 24, 2002 |
| Exhibit B: | Proof of mailing of first quarter report to shareholders dated May 31, 2002. |

Exhibit A

**Metallica Resources Inc.**
c/o Metallica Management Inc.
3979 East Arapahoe Road, Suite 100,
Littleton, Colorado 80122 USA

# REPORT TO SHAREHOLDERS

First Quarter 2002

*(all amounts in US$ unless otherwise noted)*

Significant events during the first quarter of 2002:

- Order-of-magnitude economic study completed for the La Fortuna area of the El Morro project.
- Noranda exercises an El Morro purchase option ahead of schedule.
- Noranda's 2002 drilling program is expected to increase the inferred resource at the La Fortuna area.
- Cdn$7 million raised in equity financing.

## CHILE

### *El Morro (100%)*

In September 1999 Noranda entered into a joint venture to earn a 70% interest in Metallica's El Morro copper-gold porphyry project. The El Morro project, consisting of the La Fortuna, El Morro and El Negro areas, is located along one of the most prolific copper belts in Chile. In order to earn its 70% interest in the project, Noranda was required to make a $1 million private placement in Metallica, which was completed in October 2001. Noranda must also make a cash payment to Metallica of $10 million and complete work commitments totaling $10 million prior to September 2005. Noranda must also complete a bankable feasibility study by September 2007. Once Noranda has earned its 70% share, Metallica has a one-time election to have Noranda provide 70% of Metallica's 30% share of the development costs at Noranda's cost of financing plus 1%. This will result in Noranda providing 91% of the capital necessary to develop the project.

In January Metallica announced the completion of an order-of-magnitude economic study for the La Fortuna area of the El Morro project. Noranda previously calculated an inferred mineral resource at La Fortuna estimated at 410 million tonnes grading 0.61% copper and 0.56 grams per tonne (g/t) gold at a cut-off grade of 0.4% copper. The economic study was prepared by Knight Piesold Consulting and assumes 100% equity financing. The study reflects a total project net present value of $345 million at a 10% discount rate when using metal prices of $1.00 per pound copper and $300 per ounce gold. Using recent metal prices of $0.75 per pound copper and $320 per ounce gold, the total project net present value at a 10% discount rate is $59 million.

| | | Total Project | | 30% of Project | |
|---|---|---|---|---|---|
| Copper (lb) | Gold (oz) | NPV@ 10% (in millions) | IRR | NPV@ 10% (in millions) | IRR |
| $ 1.00 | $ 300 | $ 345 | 19.6% | $ 104 | 19.6% |
| $ 0.75 | $ 320 | $ 59 | 11.9% | $ 18 | 11.9% |

Noranda reported in January 2002 that it made the final $1.2 million option payment to purchase the Cantarito and Tronquito mining properties at the El Morro project. This payment was not due until June 2002. The early $1.2 million payment reflects Noranda's continued strong support for the project.

Noranda's 2002 drilling program consisted of 40 drill holes totaling 15,138 meters that includes 19 core holes totaling 8,764 meters and 21 reverse circulation rotary holes totaling 6,374 meters. To date Noranda has released assay results for 10 core holes totaling 5,082 meters and 15 reverse circulation rotary holes totaling 4,364 meters. One core hole, DDHF-39, contained mineralization averaging 0.65% copper and 0.53 g/t gold over its entire 970-meter vertical depth. This hole extends 400 meters below the existing resource model. The following table summarizes the results of DDHF-39:

| From (m) | To (m) | Length (m) | Cu (%) | Au (g/t) | Comments |
|---|---|---|---|---|---|
| 0 | 970 | 970 | 0.65 | 0.53 | Entire hole |
| 0 | 20 | 20 | 0.10 | 0.48 | Leached zone |
| 20 | 62 | 42 | 1.23 | 0.56 | Secondary zone |
| 62 | 812 | 750 | 0.68 | 0.56 | Primary zone |
| 812 | 970 | 158 | 0.40 | 0.36 | Primary zone |

Noranda's 2002 drilling program has expanded the limits of the La Fortuna inferred resource area to the north, northwest and at depth. When all of the assay results have been received, Metallica will prepare an updated resource model for the El Morro project.

Metallica continues to be impressed and encouraged by the results of Noranda's most recent drilling program and invites you to review Metallica's recent press releases for detailed drilling results and drill hole location maps at its website www.metal-res.com.

## MEXICO

### *Cerro San Pedro Project (50%)*

The Cerro San Pedro gold-silver heap leach project is owned and operated by Metallica's 50% owned Mexican affiliate, Minera San Xavier S.A. de C.V. ("MSX"). Glamis Gold Ltd is the project manager and owner of the remaining 50% interest in MSX. Glamis also has the obligation to provide the financing necessary to construct the project.

MSX received the final amendment to the Mexican Federal Manifestacion de Impacto Ambiental ("MIA") in April 2002. The MIA environmental permit amendment was required due to Glamis and Metallica's adoption of a run-of-mine development plan for the Cerro San Pedro project. All required federal and state mining permit amendments for the Cerro San Pedro project have now been received.

The 2002 budget for Cerro San Pedro is $0.7 million and includes property payments and limited project development expenditures. Mine construction is currently on hold pending stability of higher precious metal prices.

## EXPLORATION

Metallica's 100% owned MIMK project in Chile consists of six copper-gold porphyry exploration properties. The properties were located using satellite imaging to identify characteristics similar to those found at the El Morro project. One of the properties, Los Colorados, was previously tested by a major company who estimated a resource of approximately 100 million tonnes grading 0.5% copper. Additional geophysical work at Los Colorados by Metallica has returned encouraging results. These geophysical targets will be drill tested during the third quarter of 2002.

All the MIMK claim blocks are located in a general area that extends approximately 60 kilometers west and 100 kilometers to the south of the El Morro project. Four of the MIMK properties, including Los Colorados, have been targeted for additional fieldwork during the remainder of 2002 to include mapping, sampling and reconnaissance drilling.

On April 16, 2002 Metallica issued 3.9 million shares pursuant to a private placement at a price of Cdn$1.80 per share for gross proceeds of Cdn$7.0 million. Each common share includes a one-half common share purchase warrant. Each whole common share purchase warrant is exercisable at a price of Cdn$2.00 per share for a period of one year. Metallica currently has approximately $6 million in cash.

On behalf of the Board of Directors,

[signature]

Richard J. Hall
*President and Chief Executive Officer*
*May 24, 2002*



## CONSOLIDATED BALANCE SHEETS

*(An Exploration Stage Company)*

| U.S. Dollars | March 31, 2002 (unaudited) | December 31, 2001 |
|---|---|---|
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 2,081,067 | $ 2,562,101 |
| Value-added tax and other current assets | 221,743 | 220,064 |
| | 2,302,810 | 2,782,165 |
| Mineral properties and deferred exploration expenditures *(Note 3)* | 11,981,629 | 11,786,622 |
| Fixed assets, net | 91,008 | 93,436 |
| Other assets | 106,633 | 106,633 |
| Total assets | $14,482,080 | $14,768,856 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Current liabilities: | | |
| Accounts payable and accrued liabilities | $ 194,583 | $ 289,577 |
| Provision for reclamation costs | 25,000 | 25,000 |
| Current portion of long-term debt | 125,000 | 150,050 |
| | 344,583 | 464,627 |
| Shareholders' equity: | | |
| Share capital *(Note 4)* 28,533,783 common shares issued (2001: 28,472,978) | 39,000,196 | 38,964,222 |
| Deficit | (24,862,699) | (24,659,993) |
| | 14,137,497 | 14,304,229 |
| Total liabilities and shareholders' equity | $14,482,080 | $14,768,856 |

*The accompanying notes are an integral part of these interim consolidated financial statements.*

**Metallica Resources Inc.**
c/o Metallica Management Inc.
3979 East Arapahoe Road, Suite 100, Littleton, Colorado 80122 USA
Telephone: (303) 796-0229; Facsimile: (303) 796-0265
Toll Free: 1-888-933-0313 (Canada and USA)
E-mail: metallica@metal-res.com; website: www.metal-res.com
Share Listings: TSX: MR; OTC BB: METLF

## CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

*(An Exploration Stage Company)*

| *(unaudited)* | Three Months Ended March 31, | |
|---|---|---|
| *U.S. Dollars* | 2002 | 2001 |
| Interest income | $ 7,506 | $ 29,461 |
| General and administrative expense | 173,341 | 160,563 |
| Exploration expense | 34,471 | 49,684 |
| Loss before income taxes | (200,306) | (180,786) |
| Income tax provision | 2,400 | 3,100 |
| Loss for the period | (202,706) | (183,886) |
| Deficit, beginning of period | (24,659,993) | (20,833,967) |
| Deficit, end of period | $ (24,862,699) | $ (21,017,853) |
| Basic and diluted loss per share | $ (0.01) | $ (0.01) |
| Weighted average number of common shares outstanding | 28,495,234 | 27,077,735 |

*The accompanying notes are an integral part of these interim consolidated financial statements.*



## CONSOLIDATED STATEMENTS OF CASH FLOWS

*(An Exploration Stage Company)*

| *(unaudited)* | Three Months Ended March 31, | |
|---|---|---|
| *U.S. Dollars* | 2002 | 2001 |
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Loss for the period | $ (202,706) | $ (183,886) |
| Non-cash items: | | |
| Depreciation and amortization | 1,456 | 1,363 |
| Cash provided by (used for) working capital and other assets: | | |
| Value-added tax and other current assets | (1,679) | 70,475 |
| Accounts payable and accrued expenses | (70,490) | (108,462) |
| Other assets | — | 26,363 |
| | (273,419) | (194,147) |
| CASH FLOWS FROM INVESTING ACTIVITIES | | |
| Mineral properties and deferred exploration expenditures | (231,120) | (273,255) |
| Fixed asset (acquisitions) disposals | (3,295) | 7,710 |
| | (234,415) | (265,545) |

| | Three Months Ended March 31, | |
|---|---|---|
| | 2002 | 2001 |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Contributions to joint venture by joint venture partner | — | 977,788 |
| Proceeds from exercise of stock options | 26,800 | — |
| Repayment of long-term debt | — | (50,050) |
| | 26,800 | 927,738 |
| Increase (decrease) in cash and cash equivalents | (481,034) | 468,046 |
| Cash and cash equivalents, beginning of period | 2,562,101 | 2,339,708 |
| Cash and cash equivalents, end of period | $ 2,081,067 | $ 2,807,754 |
| CASH AND CASH EQUIVALENTS CONSIST OF: | | |
| Cash on hand and balances with banks | $ 251,067 | $ 397,646 |
| Short-term investments | 1,830,000 | 2,410,108 |
| NON-CASH FINANCING AND OPERATING ACTIVITIES: | | |
| Common shares issued to reduce retirement plan obligation | $ 9,174 | $ — |

*The accompanying notes are an integral part of these interim consolidated financial statements.*

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

*(An Exploration Stage Company)*

**1. Basis of Presentation**

The interim consolidated financial statements of Metallica Resources Inc. (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2001. The interim consolidated financial statements do not conform in all respects with the requirements of annual financial statements and should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2001.

**2. Segment Information**

The Company's operations are limited to a single industry segment being the acquisition, exploration and development of mineral properties.

**3. Mineral Properties and Deferred Exploration Expenditures**

| | Cerro San Pedro, Mexico | El Morro, Chile | MIMK, Chile | Total |
|---|---|---|---|---|
| Balance at January 1, 2002 | $ 10,664,140 | $ 957,452 | $ 165,030 | $ 11,786,622 |
| Deferred exploration expenditures | 118,528 | 26,424 | 50,055 | 195,007 |
| Balance at March 31, 2002 | $ 10,782,668 | $ 983,876 | $ 215,085 | $ 11,981,629 |

**4. Share Capital**

*Common shares issued and outstanding*

| | Shares | Amount |
|---|---|---|
| Balance at January 1, 2002 | 28,472,978 | $ 38,964,222 |
| Exercise of stock options | 50,000 | 26,800 |
| Shares issued for retirement plan | 10,805 | 9,174 |
| Balance at March 31, 2002 | 28,533,783 | $ 39,000,196 |

*Share options*

In the current period the Company granted 87,500 employee share options at an exercise price of Cdn$1.39 per share. Total share options issued and outstanding as of March 31, 2002 are 2,007,083, with exercise prices ranging from Cdn$0.45 to Cdn$2.24 per share.

Effective January 1, 2002 the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants for stock based compensation. The Company has elected to follow the intrinsic value method of accounting for options granted to employees and directors. Under this method, no compensation expense is recorded if the exercise price of the share options were granted at market. If the Company had followed the fair value method of accounting, the Company would have recorded additional compensation expense totaling $6,388 based on share options issued in the current quarter.

The pro forma effect on loss for the period, and basic and diluted loss per share, for the three months ended March 31, 2002 had the Company followed the fair value method of accounting for stock based compensation is as follows:

| | |
|---|---|
| Loss for the period | $ 202,706 |
| Compensation expense | 6,388 |
| Pro forma loss for the period | $ 209,094 |
| Basic and diluted loss per share: | |
| As reported | $ 0.01 |
| Pro forma | $ 0.01 |

The fair value of share options used to calculate compensation expense has been estimated using the Black-Scholes Option Pricing Model. This and other option pricing models require the input of highly subjective assumptions that can materially affect the fair value estimate, and therefore do not necessarily provide a single measure of the fair value of the Company's share options.

## MANAGEMENT'S DISCUSSION AND ANALYSIS

**Results of Operations**

The Company reported a loss of $202,706 ($0.01 per share) for the three months ended March 31, 2002 as compared to a loss for of $183,886 ($0.01 per share) for the same period last year. The increase in loss for the current period is primarily attributable to less interest income earned in the current period. Interest income for the three months ended March 31, 2002 was $7,506 compared to interest income of $29,461 for the three months ended March 31, 2001. The $21,955 decrease in interest income resulted from lower cash balances and lower interest rates on invested cash balances during the current period. General and administrative expenses increased from $160,563 to $173,341 for the three months ended March 31, 2002. The $12,778 increase was primarily due to higher consulting costs relating to computer network maintenance. Exploration expense decreased by $15,213 to $34,471 for the three month period ended March 31, 2002 when compared to the preceding year. The decrease is attributable to fewer new property evaluations in the current period due to management's focus on the El Morro and Cerro San Pedro projects.

**Liquidity and Capital Resources**

The Company used cash and cash equivalents of $481,034 for the three months ended March 31, 2002 as compared to an increase in cash and cash equivalents of $468,046 for the three months ended March 31, 2001. The $949,080 decrease in cash flow is primarily due to contributions to the MSX joint venture by the Company's joint venture partner totaling $977,788 during the first quarter of 2001, as compared to no contributions during the first quarter of 2002. The Company's joint venture partner satisfied its earn-in funding obligation to the MSX joint venture in January 2001.

The Company capitalized mineral property and deferred exploration expenditures totaling $195,007 and $273,255 for the three months ended March 31, 2002 and 2001, respectively. For the three months ended March 31, 2002, $50,055 was capitalized on the MIMK project, $118,528 was capitalized on the Cerro San Pedro project held by the MSX joint venture and $26,424 was capitalized on the El Morro project. For the three months ended March 31, 2001, $41,971 was capitalized on the Mara Rosa project, $19,537 was capitalized on the MIMK project and $211,747 was capitalized on the Cerro San Pedro project.

The Company had cash and cash equivalents totaling $2,081,067 at March 31, 2002, which includes $86,448 held in the MSX joint venture.

On April 16, 2002 the Company sold 3.9 million shares pursuant to a private placement at a price of Cdn$1.80 per share for gross proceeds of Cdn$7.0 million. Each common share includes a one-half common share purchase warrant. Each whole common share purchase warrant is exercisable at a price of Cdn$2.00 per share for a period of one year.

**Outlook**

Construction of the Cerro San Pedro project remains on hold pending stability of higher precious metal prices. The Company's joint venture partner is required to provide the funding necessary for mine construction, subject to minimum prices of $350 per ounce of gold and $5.50 per ounce of silver. It is anticipated that the Company will be required fund its 50% share of ongoing maintenance costs at Cerro San Pedro beginning in July 2002. The Company's 50% share of maintenance costs for 2002 are estimated to be $104,000.



# first quarter report

# Q1

**Metallica Resources Inc.**

three months ended March 31, 2002

Exhibit B

EQUITY
TRANSFER SERVICES INC.

May 31, 2002

Dear Sir or Madam:

RE: **Metallica Resources Inc.**

We are pleased to confirm that copies of the following materials were mailed to shareholders on May 30, 2002

1. First Quarter Report for the Three Months Ended March 31, 2002

Yours Truly,
**EQUITY TRANSFER SERVICES INC**

"Rosa Vieira"

Per: Rosa Vieira
Officer, Client Services

SUITE 420
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TELEPHONE (416) 361-0152
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